Humana Inc.	Exhibit 12.1
Historical and Pro Forma Computation of Ratio of Earnings to Fixed Charges

	For the three months ended March 31, 2008	For the twelve months ended December 31,
		2007	2006	2005	2004	2003
	(Dollars in thousands)	(Dollars in thousands)
Income before income taxes	$123,928	$1,289,300	$762,085	$402,880	$399,378	$336,213
Fixed charges	27,623	109,266	98,045	66,434	49,246	40,972

Total earnings	$151,551	$1,398,566	$860,130	$469,314	$448,624	$377,185

Interest charged to expense	$16,339	$68,878	$63,141	$39,315	$23,172	$17,367
One-third of rent expense	11,284	40,388	34,904	27,119	26,074	23,605

Total fixed charges	$27,623	$109,266	$98,045	$66,434	$49,246	$40,972

Ratio of earnings to fixed charges (1)(2)	5.5x	12.8x	8.8x	7.1x	9.1x	9.2x

Pro Forma
Total earnings, as above	$151,551	$1,398,566
Fixed charges, as above	27,623	109,266
Adjustments:
Estimated net increase in interest expense from refinancing	4,443	5,157

Total pro forma fixed charges	$32,066	$114,423

Pro forma ratio of earnings to fixed charges (3)	4.7x	12.2x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.

(3)	The pro forma ratio of earnings to fixed charges gives pro forma effect to the net incremental interest expense related to the repayment of outstanding borrowings under our credit facility with a portion of the net proceeds from the sale of the 7.20% Senior Notes due 2018 and 8.15% Senior Notes due 2038. For each period presented, we calculated the net incremental interest expense based upon the repayment of the weighted average outstanding borrowings under our credit facility for the period presented and the weighted average interest rate of the Senior Notes used to repay these outstanding borrowings.